UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

JAWS ACQUISITION CORP.

(Name of Issuer)

CLASS A ORDINARY SHARES, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

G50744 104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Jaws Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 17,175,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,175,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.9%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Barry S. Sternlicht
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,175,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,175,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.9%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. Represents 17,175,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by Jaws Sponsor LLC (the “Sponsor”) and which will automatically convert into the Class A ordinary shares, $0.0001 par value per share, of the Issuer (the “Class A ordinary shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on May 15, 2020 (File Nos. 333-237874 and 333-238241) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association.

(2)

Based on 69,000,000 Class A ordinary shares, $0.0001 par value, and 17,250,000 Class B ordinary shares, $0.0001 par value, issued and outstanding as of November 10, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020 and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer

Jaws Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Jaws Sponsor LLC (the “Sponsor”); and

(ii)  Barry S. Sternlicht.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office of each of the Reporting Persons is: 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139.

Item 2(c).	Citizenship

See responses to Item 4 on each of the cover pages of this Schedule 13G.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share

Item 2(e).	CUSIP Number

G50744 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.

Ownership

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons hold 17,175,000 Class B ordinary shares, representing 19.9% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the IPO Prospectus.

The Sponsor is the record holder of the securities reported herein. Barry S. Sternlicht controls the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	Jaws Sponsor LLC

By:	/s/ Barry S. Sternlicht
	Name:	Barry S. Sternlicht
	Title:	Authorized Signatory

/s/ Barry S. Sternlicht
Barry S. Sternlicht

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 16, 2021, by and among Jaws Sponsor LLC and Barry S. Sternlicht.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)